SEC Mail Processing Section

FEB 27 2009

Washington, DC 103

09058446

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. B. McKENNA & Co., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 WEST MAIN ST.
(No. and Street)

BENNINGTON (City) VT (State) 05201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN McKENNA (802) 447-1538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALLEN K. GREENBERG, CPA
(Name – *if individual, state last, first, middle name*)

930 ALBANY SHAKER RD (Address) LATHAM (City) NY (State) 12110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/5

BB 3/13

OATH OR AFFIRMATION

I, DONALD B. McKENNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.B. McKenna & Co., INC., as of DECEMBER 31ST, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

930 Albany Shaker Road - Suite 103
Latham, New York 12110
(518) 452-9363
Fax (518) 452-9414

FEIDEN & GREENBERG

Report on Internal Controls
Required by SEC Rule 17a-5

To the Board of Directors and Stockholders
D.B. McKenna & Co., Inc.
Bennington, Vermont

In planning and performing our audit of the financial statements and supplemental schedules of D.B.McKenna & Co., Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1 - Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2 – Determining compliance with the exemptive provisions of Rule 15c3-3.

The company does not carry securities accounts for customers or perform custodial functions relating to customer securities' we therefore did not perform reviews of practices and procedures for this function.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss form unauthorized use or disposition and the transactions are executed in accordance with mangement's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that control may become inadequate because of changes in conditions or that effectiveness of their designs and operations may deteriorate.

In our review of the internal controls of D.B. McKenna & Co., Inc. for the year ended, we noted no matters involving internal control that we consider to be material weaknesses. Based on our study we therefore believe that the company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Sec, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these parties.

Respectfully submitted,

Feiden & Greenberg, CPAs

February 16, 2009

D B McKenna & Co., Inc.

Financial Statements

For the Year Ending
December 31, 2008

FEIDEN & GREENBERG

Table of Contents

930 Albany Shaker Road - Suite 103
Latham, New York 12110
(518) 452-9363
Fax (518) 452-9414

FEIDEN & GREENBERG

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D.B. McKenna & Co., Inc.
Bennington, Vermont

We have audited the accompanying comparative balance sheet of D.B. McKenna & Co., Inc. as of December 31, 2008 and 2007, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B. McKenna & Co., Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, except for the use of tax depreciation basis for computing depreciation expense as described in the notes to the financial statements.

Respectfully submitted,

FEIDEN & GREENBERG, CPAs

February 16, 2009

D.B. MCKENNA & CO., INC.
COMPARATIVE BALANCE SHEET
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 162,843	$ 153,945
Accounts Receivable	571	361
TOTAL CURRENT ASSETS	163,414	154,306
INVESTMENTS		
Listed Securities (At Market) (at cost $ 21,924)	14,023	30,437
FIXED ASSETS		
Equipment	77,898	75,441
Less: Reserve for Depreciation	(69,152)	(64,175)
TOTAL FIXED ASSETS	8,746	11,266
TOTAL ASSETS	$ 186,183	$ 196,009
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accrued Payroll TAXES	$ 18,665	$ 19,476
Accrued Corporate Tax	-0-	581
Accrued Retirement	7,929	-0-
TOTAL CURRENT LIABILITIES	26,594	20,057
STOCKHOLDERS EQUITY		
Common Stock - No Par - 10 Shares, Authorized Issued & Outstanding - at Cost	8,000	8,000
Contributed Capital	40,000	40,000
Unrealized gain on Securities	(7,901)	8,513
Retained Earnings	119,490	119,439
TOTAL STOCKHOLDERS EQUITY	159,589	175,952
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 186,183	$ 196,009

See Independent Auditors' Report.
Subject to Accompanying Notes.

EXHIBIT B

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF INCOME
For the Calendar Year Ended December 31, 2008 and 2007

	2008	2007
INCOME		
Commissions - stock trades	$ 101,933	$ 163,054
Commissions - mutual funds	393,406	414,495
Security gains	-0-	-0-
Professional fees	5,543	7,780
Dividend and interest income	4,113	10,967
TOTAL INCOME	504,995	596,296
OPERATING EXPENSES		
Rent	20,430	18,240
Auto Expense	3,237	2,105
Licenses, Dues & Fees	8,089	9,513
Publications	1,760	1,338
Advertising	9,096	6,896
Office Supplies	10,687	12,131
Telephone	2,025	2,682
TV Service	1,175	1,248
Insurance	11,297	10,149
Travel & Entertainment	565	2,456
Wages - Officers	117,677	213,189
- Others	240,441	231,609
Payroll & Other Taxes	24,202	24,518
Employee Benefits & Retirements	41,807	45,503
Professional Fees	7,808	2,830
Miscellaneous	-0-	-0-
Depreciation	3,967	4,626
TOTAL OPERATING EXPENSES	504,263	589,033
Writedown of securities to market value	(16,414)	10,090
NET OPERATING INCOME	732	17,353
Less: Provision for Corporate Taxes	(250)	(581)
NET INCOME	$ (15,932)	$ 16,772

See Independent Auditors' Report.
Subject to Accompanying Notes.

EXHIBIT C

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ending December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (15,932)	$ 16,772
Add: Depreciation	3,967	4,626
Write down of securities	16,414	(10,090)
	4,449	11,308
(Increase) Decrease in Accounts Receivable	(210)	(264)
Increase (Decrease) in Accrued Payroll Tax	(811)	6,562)
Increase (Decrease) in Corporate Tax	(581)	-0-
Increase (Decrease) in Accrued Retirement	7,929	(1,651)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	10,776	15,955
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Equipment	(1,878)	(4,128)
Purchase of Securities	0	-0-
NET CASH USED (PROVIDED) BY INVESTING ACTIVITIES	(1,878)	(4,128)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of Shareholder Dividend	-0-	- 0-
Capital Contributed	-0-	-0,
NET CASH USED BY FINANCING ACTIVITIES	-0-	-0-
NET INCREASE IN CASH	8,898	11,827
CASH BALANCE, JANUARY 1	153,945	142,118
CASH BALANCE, DECEMBER 31	$ 162,843	$ 153,945

See Independent Auditors' Report.
Subject to Accompanying Notes.

EXHIBIT D

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF RETAINED EARNINGS
For the Calendar Year Ended December 31, 2008 and 2007

	2008	2007
BALANCE RETAINED EARNINGS - January 1	$ 128,172	111,400
PLUS: NET INCOME PER EXHIBIT C Calendar Year	(15,932)	16,772
BALANCE RETAINED EARNINGS - December 31,	$ 112,240	$ 128,172

See Independent Auditors' Report.
Subject to Accompanying Notes.

SCHEDULE 1

D.B. MCKENNA & CO., INC.
COMPUTATION OF NET CAPITAL
December 31, 2008

STOCKHOLDERS EQUITY PER BALANCE SHEET	$ 159,589
LESS: NON-ALLOWABLE ASSETS	(8,745)
NET ALLOWABLE CAPITAL	$ 150,844

NET ALLOWABLE CAPITAL EXCEEDS REQUIRED AS COMPUTED BELOW:

CAPITAL REQUIREMENT:

Minimum Dollar Amount for Broker Dealer	$ 50,000
Excess Net Capital	$ 100,844

See Independent Auditors' Report.
Subject to Accompanying Notes.

D.B. MCKENNA & CO., INC.
RECONCILIATION OF BOOKS & FOCUS REPORT
2008

Stockholders' Equity per Focus Report	$ 159,589
Plus: Unrealized Gain on Securities & Depreciation	-
Stockholders' Equity per Exhibit B	$ 159,589

See Independent Auditors' Report.
Subject to Accompanying Notes.

D.B. MCKENNA & CO., INC.
December 31, 2008

No material differences existed between reports as required and the Corporate records except those as noted on Schedule 2.

D.B. MCKENNA & CO., INC.
December 31, 2008

No material inadequacies were found in the examination of the 2008 corporate books and records of D.B. McKenna & Co., Inc.

FEIDEN & GREENBERG, CPAs

D.B. McKENNA Co., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

1. ***SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:***

Description of Business

The corporation is privately owned. It operates a retail stock brokerage business located at 207 Main Street in Bennington, Vermont. The corporation is a member of NASD and SIPC. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc.

Revenue Recognition

Purchases and sales of securities are recorded on a trade basis along with related commissions and fees.

Securities Owned

The investments are in public companies. The values at December 31, 2008 reflect the fair market value.

2. ***FURNITURE AND EQUIPMENT:***

The assets are recorded at cost. The assets are being depreciated on the income tax basis. This basis does not conform to generally accepted accounting principles. The difference between the accelerated tax basis and straight-line depreciation does not materially effect the fair presentation of financial condition as of December 31, 2008.

3. ***CASH:***

Included in the balance at December 31, 2008 is an account totaling $ 30,059 held by Raymond James & Associates, Inc. as required by their broker agreement.

4. ***EMPLOYEE BENEFIT PLAN:***

The company has a qualified voluntary profit sharing plan.

END